Exhibit 99.2

AIOS TECH INC.

(FORMERLY KNOWN AS NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD.)

AIOS TECH INC.

(FORMERLY KNOWN AS NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD.)

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN US DOLLARS)

	June 30, 2026	December 31, 2025
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$283,402	$1,410,674
Short-term investments	462,900	2,930
Accounts receivable, net	120,000	1,580,000
Other receivables	28,891,659	2,050,000
TOTAL CURRENT ASSETS	29,757,961	5,043,604

NON-CURRENT ASSETS:
Intangible assets, net	48,583	54,083
TOTAL NON-CURRENT ASSETS	48,583	54,083
TOTAL ASSETS	$29,806,544	$5,097,687

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	200,000	-
Accrued expenses and other current liabilities	$19,198	$331,882
Due to related parties - current	12,083	12,083
Taxes payable	99,397	67,367
TOTAL CURRENT LIABILITIES	330,678	411,332
TOTAL LIABILITIES	330,678	411,332

SHAREHOLDERS’ EQUITY*:
Class A common shares, $0.0001 and $0.2 par value, 9,600,000,000 and 1,500,000 shares authorized, 3,249,337 and 249,255 shares issued, and 3,249,337 and 239,918 shares outstanding as of June 30,2026 and December 31, 2025, respectively	325	49,851
Class B common share, $0.0001 and $0.2 par value, 400,000,000 and 50,000 shares authorized, nil shares issued and outstanding as of June 30,2026 and December 31, 2025, respectively	-	-
Treasury shares	-	(1,469,517)
Additional paid-in capital	165,317,333	141,267,807
Accumulated deficit	(135,841,792)	(135,161,786)
Accumulated other comprehensive income	-	-
TOTAL SHAREHOLDERS’ EQUITY	29,475,866	4,686,355
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$29,806,544	$5,097,687

*	The financial statements give retroactive effect to the 1-for-20 reverse share split effected on April 27, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

AIOS TECH INC.

(FORMERLY KNOWN AS NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD.)

AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(EXPRESSED IN US DOLLARS)

	For the Six Months Ended June 30,
	2026	2025
REVENUES:
Revenue generated from services:
Small and Medium Enterprise financing solutions	$120,000	$-
Information Technology services	977,935	-
Total revenue	1,097,935	-
COST OF REVENUE:
Cost of revenue - services	(400,000)	-
GROSS PROFIT	697,935	-

OPERATING EXPENSES:
General and administrative expenses	(582,411)	(65,157)
Total operating expenses	(582,411)	(65,157)
INCOME (LOSS) FROM OPERATIONS	115,524	(65,157)

OTHER INCOME (EXPENSES):
Interest and investment income (expense)	160,907	(524,733)
Other income, net	354,639	-
Total other income (expense)	515,546	(524,733)

INCOME (LOSS) BEFORE INCOME TAXES FROM CONTINUING OPERATIONS	631,070	(589,890)

INCOME TAX EXPENSES	(32,031)	-

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	599,039	(589,890)
NET LOSS FROM DISCONTINUED OPERATIONS	-	(69,400,625)
NET INCOME (LOSS)	599,039	(69,990,515)
Net income attributable to non-controlling interests:
Continuing operations	-	-
Discontinued operations	-	(3,277)
NET INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDERS	$599,039	$(69,993,792)
Continuing operations	599,039	(589,890)
Discontinued operations	-	(69,403,902)
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation gains	-	4,045,915
COMPREHENSIVE INCOME (LOSS)	599,039	(65,947,877)
Comprehensive income attributable to non-controlling interests	-	(41)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDERS	$599,039	$(65,947,918)

BASIC AND DILUTED EARNINGS PER COMMON SHARE:
EARNINGS PER COMMON SHARE- BASIC AND DILUTED	$0.27	$(15.31)
Continuing operations	0.27	(0.13)
Discontinued operations	-	(15.18)
Weighted average number of shares outstanding-basic and diluted*	2,188,511	4,571,235

*	The financial statements give retroactive effect to the 1-for-20 reverse share split effected on April 27, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

AIOS TECH INC.

(FORMERLY KNOWN AS NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD.)

AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(EXPRESSED IN US DOLLARS)

	Class A Common Share*		Additional paid-in	Retained	Statutory	Accumulated Other Comprehensive	Non- controlling	Treasury shares		Total Shareholders’
	Shares	Amount	capital	Earnings	reserves	Loss	Interests	Shares	Amount	Equity
Balance as of January 1, 2025	236,255	47,251	139,712,207	72,517,990	13,229,313	(17,491,069)	4,366,430	(186,738)	(1,253,012)	211,129,110
Net income(loss)	-	-	-	(69,993,792)	-	-	3,277	-	-	(69,990,515)
Statutory reserves				(359,601)	359,601
Treasury shares	-	-	-	-	-	-	-	-	524,733	524,733
Shares issued for shares-based compensation	13,000	2,600	1,555,600	-	-	-	-	-	-	1,558,200
Foreign currency adjustment	-	-	-	-	-	4,045,874	41	-	-	4,045,915
Balance as of June 30, 2025	249,255	49,851	141,267,807	2,164,597	13,588,914	(13,445,195)	4,369,748	(186,738)	(728,279)	147,267,443

AIOS TECH INC.

(FORMERLY KNOWN AS NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD.)

AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(EXPRESSED IN US DOLLARS)

	Class A		Additional			Accumulated Other	Non-			Total
	Common Share*		paid-in	Accumulated	Statutory	Comprehensive	controlling	Treasury shares		Shareholders’
	Shares	Amount	capital	deficit	reserves	Income	Interests	Shares	Amount	Equity
Balance as of January 1, 2026	249,255	49,851	141,267,807	(135,161,786)	-	-	-	(186,738)	(1,469,517)	4,686,355
Net income	-	-	-	599,039	-	-	-	-	-	599,039
Share-based compensation			190,472							190,472
Reissuance of treasury shares for share-based compensations	-	-	(190,472)	(1,279,045)	-	-	-	186,738	1,469,517	-
Shares issued for adjustments to reverse stock split	82	16	(16)	-	-	-	-	-	-	-
Adjustment Due to Change in Par Value	-	(49,842)	49,842	-	-	-	-	-	-	-
Issuance of Class A common shares in private placement	3,000,000	300	23,999,700	-	-	-	-	-	-	24,000,000
Balance as of June 30, 2026	3,249,337	325	165,317,333	(135,841,792)	-	-	-	-	-	29,475,866

*	The financial statements give retroactive effect to the 1-for-20 reverse share split effected on April 27, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

AIOS TECH INC.

(FORMERLY KNOWN AS NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD.)

AND SUBSIDIARIES

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(EXPRESSED IN US DOLLARS)

	For the Six Months Ended June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$599,039	$(69,990,515)
Adjustments to reconcile net income(loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,500	603,233
Income from investments	(406,915)	-
Deferred tax benefit	-	7,880
Repurchase treasury shares	-	524,733
Shares issued for compensation	190,472	1,558,200
Increase in interest receivable	(26,704)	-
Impairment loss of assets	-	55,275,084
Impairment for goodwill	-	17,373,793
Changes in operating assets and liabilities:
Accounts receivable	1,460,000	17,546,090
Advance to suppliers, net	-	(89,624,037)
Prepaid expenses and other current assets	-	12,604,807
Receivables from supply chain solutions	-	(597,404)
Inventories	-	(6,850,778)
Accounts payable	200,000	23,295,164
Advance from customers	-	4,081,187
Taxes payable	32,030	(2,040,306)
Other payables	(241,031)	2,319,145
Payable to supply chain solutions	-	(2,364,228)
Operating lease liabilities	-	(502,399)
Accrued expenses and other current liabilities	(21,653)	7,696
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,790,738	(36,772,655)
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	-	(14,469)
Purchase of intangible assets	-	(2,048)
Proceeds from sale of short-term investments	134,192	-
Proceeds from sale of Derivative asset	-	2,009,193
Proceeds from disposal of property and equipment	-	70,538
Purchase of short-term investments	(187,247)	(266,482)
Payment for business acquisition	(50,000)	-
Proceeds from disposal of subsidiaries	50,000	-
Collections of loans from third parties	800,000	-
Payments made for loans to third parties	(8,839,355)	-
NET CASH USED IN INVESTING ACTIVITIES	(8,092,410)	1,796,732

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares	5,174,400	-
Repayment of short-term bank loans	-	(74,385)
Proceeds from short-term bank loans	-	689,407
NET CASH PROVIDED BY FINANCING ACTIVITIES	5,174,400	615,022

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	-	(581,733)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,127,272)	(34,942,634)

CASH AND CASH EQUIVALENTS BEGINNING	1,410,674	45,021,759

CASH AND CASH EQUIVALENTS -ENDING	$283,402	$10,079,125

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$-	$1,591,459
Cash paid for interest	$-	$74,385

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Subscription receivable from ordinary shares issuance	$18,825,600	-
Issuance of shares for share-based compensation	$190,472	$260,000

The accompanying notes are an integral part of these consolidated financial statements.

AIOS TECH INC.

(FORMERLY KNOWN AS NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD.)

AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Organization and description of business

AIOS TECH INC. (“AIOS” or “the Company”), formerly known as Nisun International Enterprise Development Group Co., Ltd, is an investment holding company established under the laws of the British Virgin Islands (“BVI”) on May 29, 2012.

Strategic Transformation and Current Operations

During 2025 and 2026, the Company undertook a comprehensive strategic transformation to reposition itself as a leading provider of artificial intelligence and technology-driven professional services.

On December 23, 2025, the Company completed the disposal of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”) and its wholly owned subsidiary to Everstone Global Holdings Limited, thereby exiting its legacy SME financing and supply chain operations in mainland China and terminating its previous variable interest entity (“VIE”) structure. In connection with this disposal, the related operations have been classified as discontinued operations in the accompanying consolidated financial statements for all periods presented.

On February 12, 2026, the Company officially changed its Nasdaq trading symbol to “AIOS” and its name from “Nisun International Enterprise Development Group Co., Ltd” to “AIOS Tech Inc.”, to reflect its new strategic direction.

Following the divestiture of its legacy business, the Company currently conducts its information technology services through its Hong Kong-based subsidiary, YD Network Technology Company Limited, while the parent company directly engages in SME financing solutions in overseas markets (outside mainland China).

As of June 30, 2026, the Company’s subsidiaries are as follows:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Subsidiaries
YD Network Technology Company Limited	December 01, 2025	Hong Kong	100%
Everbright Solutions Limited (“Everbright”)	January 13, 2026	British Virgin Islands	100%
Aquasource Management Company Limited (“Aquasource”)	February 5, 2026	Hong Kong	100%
Shenzhen Qiyaoxing Management Consulting Co., Ltd.	March 25, 2026	PRC	100%

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).These unaudited condensed consolidated financial statements do not include all of the information and notes required by U.S. GAAP for complete annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the interim periods presented have been included.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and the subsidiaries, VIEs and the subsidiaries of the VIEs before disposal, in which it had a controlling financial interest.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiaries, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the VIEs and their subsidiaries of the VIEs have been eliminated upon consolidation.

Uses of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. There were no key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Business combinations

The Company accounts for business combinations using the purchase method of accounting in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. The purchase method of accounting requires the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred into an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets purchased, liabilities assumed, and equity instruments issued any contingent consideration as well and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total acquisition cost, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings as a bargain purchase gain.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed, and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, the forecasted life cycle and forecasted cash flows over that period. The fair value of the identifiable assets acquired, and liabilities assumed at the acquisition date is based on a valuation performed by an independent valuation firm engaged by the Company.

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. Included in the consolidated statements of operations and comprehensive income (loss), the results from discontinued operations are reported separately from the income and expense from continuing operations and prior periods are presented on a comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations, if any.

Revenue recognition

The Company follows FASB ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. All of the Company’s contracts with customers do not contain cancelable and refund-type provisions.

Under the guidance of ASC 606, the Company is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Company satisfies its performance obligations. In determining the transaction price, the Company includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Revenues are recorded, net of sales related taxes and surcharges.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SMEs financing solutions: the Company earns one-time advisory fees from its services provided to small-and mid-size enterprises. The Company enters into one-time advisory fee agreements with customers, which specify the key terms and conditions of the arrangement. Such agreements generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Revenue is calculated at a fixed charge rate with the amount of the offering and is contingent upon the successful closing of the offering. The Company believes such arrangement represents a performance obligation that is satisfied at a point in time, as the customer obtains control of the benefit of the advisory services upon the closing of the offering, at which point the Company has completed its performance and has an enforceable right to payment. Therefore, the advisory fees are recognized as revenue upon the closing of the offerings.

Information Technology Services: the Company charges customers a one-time fee upon delivery and customer acceptance of its sales services of digital transformation information system software suites provided to customers. The Company enters into one-time fee agreements with customers, which specify the key terms and conditions of the arrangement. Such agreements generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. The Company recognizes revenue at a point in time, generally upon delivery and customer acceptance, when control of the software suites transfers to the customer.

Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance. In accordance with ASC 280, Segment Reporting, the Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company has determined that as of June 20, 2026, it had a single reportable segment. While the Company generates revenue from two business streams—SME financing solution services and information technology services—the CODM does not receive separate financial information at the operating segment level for the purpose of allocating resources and assessing performance. The CODM reviews the Company’s results on a consolidated basis only. Accordingly, the Company has one operating segment, which is also its only reportable segment.

The Company’s revenue for the six months ended June 30,2026 and 2025 was $120,000 and nil, derived from customers in BVI, and $977,935 and nil, derived from customers in Hong Kong.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, time deposits, as well as highly liquid investments, which have original maturities of three months or less.

Short-term investments

The Company’s short-term investments include money market funds and equity securities.

The money market funds, primarily invest in short-term U.S. Treasury securities, high-grade bank certificates of deposit, commercial paper, and other liquid money market instruments. The investments are measured at fair value (Level 1) in the consolidated balance sheets.

The equity securities primarily consist of common share. The securities are measured at fair value (Level 1) in the consolidated balance sheets, with fair value changes recognized in earnings within “Interest and investment income”.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of financial instruments

The Company follows the provisions of FASB ASC Section 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 — Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 — Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 — Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheet for cash, accounts receivable and other receivables approximate their fair value due to their nature of short-term maturity. The Company’s short-term investments are carried at fair value (Level 1).

Fair value measurements on a recurring basis

As of June 30, 2026, the financial instruments measured at fair value on a recurring basis are as follows:

	Fair value as of June 30,	Fair value measurement at reporting date
Description	2026	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Money market funds	$152	$152	$-	$-
Equity securities	462,748	462,748	-	-
Total	$462,900	$462,900	$-	$-

As of December 31, 2025, the financial instruments measured at fair value on a recurring basis are as follows:

	Fair value as of December 31,	Fair value measurement at reporting date
Description	2025	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Money market funds	$2,930	$2,930	$-	$-
Total	$2,930	$2,930	$-	$-

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable, net

In January 2022, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company assesses collectability by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. For receivables evaluated individually, when it is determined that foreclosure is probable or when the debtor is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of collateral, expected credit losses are based on the fair value of the collateral at the reporting date. No allowance for credit losses was recognized as of June 30, 2026 and December 31, 2025. The Company regularly reviews the creditworthiness of its customers to determine whether a credit loss has occurred on their carrying amounts. The Company writes off accounts receivables against the allowance when a balance is determined to be uncollectible.

Stock-based compensation

The Company accounts for share-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation: Overall, (“ASC 718”).

In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are measured based on their grant date fair values and recognized as compensation expense over the requisite service period and/or performance period in the consolidated statements of operations.

The Company recognizes share-based compensation based on the fair value of equity awards on the date of the grant, with compensation expense recognized using a straight-line vesting method over the requisite service periods of the awards, which is generally the vesting period. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rates. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the Company’s current and expected dividend policy.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible assets, net

Intangible assets acquired are recorded at costless accumulated amortization. Amortization is provided in amounts sufficient to recognize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Customer base	5 years

The estimated useful lives of amortizable intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards, if any. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive income in the period the change in tax rates or tax laws is enacted.

The Company reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, and the Company’s experience with operating loss and tax credit carryforwards, if any, not expiring.

The Company recognizes in its financial statements the impact of a tax position if that position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and penalties recognized related to unrecognized tax benefits are classified as income tax expense in the consolidated statements of comprehensive income.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

Since the Company’ former subsidiaries operates primarily in the PRC, the Company’s former subsidiaries’ functional currency is the Chinese Yuan (“RMB”). The functional currency of the Company and its subsidiaries incorporated outside the People’s Republic of China, including those in Hong Kong, is the United States dollar (“US$”). The Company’s financial statements have been translated into the reporting currency of the United States Dollar. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at the historical exchange rates when the transaction occurred. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported in other comprehensive income (loss). Gains and losses resulting from other foreign currency transactions are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USDs at the rates used in translation. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30,	December 31,	December 23,
	2026	2025	2025

Balance sheet items, except for equity accounts	US$1=RMB6.7851	US$1=RMB 6.9931	US$1=RMB 7.0280
Items in the statements of operations and cash flows	US$1=RMB6.8624	US$1=RMB 7.1875	US$1=RMB 7.1913
Balance sheet items, except for equity accounts	US$1=HKD7.842	US$1=HKD 7.7833	US$1=HKD 7.7780
Items in the statements of operations and cash flows	US$1=HKD7.824	US$1=HKD 7.7956	US$1=HKD 7.7959

Statutory reserves

In accordance with the Company Laws of the PRC, the former subsidiaries registered as PRC domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined in accordance with the legal requirements in the PRC. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective company.

The use of the statutory reserves are restricted to the off setting of losses or increasing capital of the respective company. All these reserves are not allowed to be transferred to their investors in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation. No appropriations to the enterprise expansion fund or staff welfare and bonus funds have been made by the Company.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income (loss). For six months ended June 30, 2025, the Company had another comprehensive income of $4.0 million. The Company had no other comprehensive income (loss) for the six months ended June 30, 2026. Accordingly, comprehensive income (loss) equaled net income (loss) for the six months ended June 30, 2026.

Employee benefits

The full-time employees of the Company’s former PRC subsidiaries were entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities were required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued.

Credit risk and concentrations

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, accounts receivable and other receivables. The Company places cash with financial institutions with high credit ratings and quality. Please refer to Note 9 for the disclosure related to concentration of major customers.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share” (“ASC 260”). Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. For the calculation of diluted net income per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested RSUs and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. As of June 30, 2026, warrants to purchase 6,000,000 Class A shares (adjusted for the reverse stock split on April 27, 2026) outstanding and were exercisable from July 6, 2026 to July 6,2031. Such warrants will be excluded from diluted EPS in any future periods where their effect would be anti-dilutive. For the six months ended June 30, 2026 and 2025, there were no dilutive outstanding instruments.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in shareholders’ equity. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the par value reduces additional paid-in capital.

Recent accounting pronouncements

In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of Update 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of this ASU on its financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. The Company is currently evaluating the impact of this ASU on its financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Company is currently evaluating the impact of this ASU on its financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments — Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

Note 3 — ACQUISITIONS AND DISPOSALS

Acquisition of YD Network

On December 1, 2025, the Company acquired 100% equity interest in YD Network Technology Company Limited (“YD Network”) from a third-party entity, for a cash consideration of US$50,000.

As of the acquisition date of December 1, 2025, the following is a summary of the fair value of the purchase price and the final allocation of the purchase price to the assets acquired and liabilities assumed:

Fair value on acquisition
USD
Assets
Cash and cash equivalents and restricted cash	10,447
Short term investments	5,843
Intangible assets	55,000
Total assets	71,290

Liabilities
Accrued expenses and other current liabilities	17,130
Total liabilities	17,130
Total identifiable net assets at fair value	54,160

Consideration transferred:
-Cash	50,000

Effect of the acquisition of subsidiary on cash flows:

USD
Total cash consideration unpaid as of December 31, 2025	-
Cash and cash equivalents in subsidiary acquired	10,447
Net cash inflow on acquisition	10,447

Note 3 — ACQUISITIONS AND DISPOSALS (CONTINUED)

Disposal of Nisun BVI and its subsidiaries

A disposal is categorized as a discontinued operation if the disposal group is a component of an entity or group of components that meets the held for sale criteria, is disposed of by sale or other than by sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results. The results of disposals that qualify as a discontinued operation are presented as such for all reporting periods presented. Results of discontinued operations include all revenues and expenses directly derived from such disposal group; general corporate overhead is not allocated to a discontinued operation. For disposals other than by sale, results of operations of a business would not be recorded as a discontinued operation until the period in which the business is actually disposed of other than by sale.

On December 23, 2025, the Company disposed of 100% equity interest in NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NISUN BVI”) to an independent third party for a total consideration of US$50,000. The Company recognized a disposal loss of $225,328,551 in connection with this disposal. The disposal loss represents the excess of the net carrying amount of the subsidiary over the sales consideration, as well as the balance of amounts due from the disposed subsidiary that was determined to be uncollectible as of the disposal date and written off as part of the disposal loss. Accordingly, the Company deconsolidated the Disposed Group with effect from December 23, 2025.

The Company’s sales of the Disposal Group represented a strategic business shift having a major effect on the Group’s operations and financial results. The results of operations for the Disposal Group are presented as discontinued operations on the consolidated statements of operations and comprehensive loss. Amounts for all periods discussed below reflect the results of operations, financial condition and cash flows from the Company’s continuing operations, unless otherwise noted.

Note 3 — ACQUISITIONS AND DISPOSALS (CONTINUED)

As of the disposal date of December 23, 2025, Nisun BVI’s subsidiaries and consolidated VIEs are as follows:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Subsidiaries
NiSun International Enterprise Management Group (Hong Kong) Co., Limited (“NiSun HK”)	July 12, 2019	Hong Kong	100%
Nisun (Shandong) Industrial Development Co., Ltd (“Nisun Shandong” or “WFOE”)	December 15, 2020	PRC	100%
NingChen (Shanghai) Enterprise Management Co., Ltd.(“NingChen”)	July 12, 2019	PRC	100%
Shandong Taiding International Investment Co., Ltd. (“Taiding”)	November 12, 2019	PRC	80%
Shanghai Naqing Enterprise Management Co., Ltd (“Naqing” or “WFOE”)	April 10, 2019	PRC	100%
NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd.(“Nisun Ocean”)	July 30, 2021	PRC	100%
Zhumadian NiSun Supply Chain Management Co., Ltd.(“Nisun ZMD”)	December 29, 2021	PRC	100%
Nisun (Beijing) Supply Chain Management Co., Ltd.(“Nisun Beijing”)	November 07, 2022	PRC	100%
Qingdao Sailang International Trade Co., Ltd.(“Sailang”)	July 31, 2022	PRC	100%
Rizhao Sailang Mining Co., Ltd.(“RZ Sailang”)	July 31, 2022	PRC	100%
Gansu Zhonghexi Trading Co., Ltd.(“Gansu Zhonghexi”)	July 31, 2022	PRC	65%
Shanghai Keqiya International Trade Co., Ltd.(“Keqiya”)	June 07, 2023	PRC	100%
Fanningke Digital Technology (Shanghai) Co., Ltd.(“Fanningke”)	July 20, 2023	PRC	100%
Fanshengke Supply Chain (Shanghai) Co., Ltd.(“Fanshengke”)	July 28, 2023	PRC	100%
Fintech (Henan) Trading Co., Ltd.(“Henan Trading”)	April 03, 2023	PRC	100%
Fanshengke Supply Chain (Fujian) Co., Ltd. (“Fanshengke Fujian”)	March 19, 2024	PRC	100%
Khorgos Fanning Network Technology Co., Ltd. (“Khorgos Fanning”)	July 12, 2024	PRC	100%
Shanghai Ningzhuan Trading Partnership Enterprise (“Ningzhuan”)	December 4, 2024	PRC	95%
Hebei Ruizu Trading Co., Ltd. (“Hebei Ruizu”)	December 11, 2024	PRC	99%

VIEs
Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech Shanghai”)	July 12, 2019	PRC	100%
Beijing Hengtai Puhui Information Services Co., Ltd (“Hengpu”)	December 31, 2019	PRC	100%
Shanghai Luyao Financial Consulting Co., Ltd. (“Luyao Shanghai”)	June 04, 2015	PRC	100%

Note 3 — ACQUISITIONS AND DISPOSALS (CONTINUED)

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Subsidiaries of the VIEs
Khorgos Fintech Network Technology Co., Ltd. (“Khorgos”)	July 12, 2019	PRC	100%
Jilin Province Lingang Supply Chain Management Co., Ltd (“Lingang”)	November 27, 2019	PRC	100%
Fintech Supply Chain Management (Shenzhen) Co., Ltd.(“Fintech Shenzhen”)	November 21,2022	PRC	100%
Liaogang NiSun (Yingkou) Supply Chain Management Co., Ltd.(“Liaogang Yingkou”)	September 03, 2018	PRC	51%
Hangzhou Fengtai Supply Chain Management Co., Ltd. (“Fengtai”)	December 31, 2019	PRC	100%
Nanjing Nisun Gold Co., Ltd. (“Nisun Gold”)	December 10, 2020	PRC	100%
Fintech (Shandong) Supply Chain Management Co., Ltd. (“Fintech Shandong”)	November 04, 2020	PRC	100%
Fanlunke Supply Chain Management (Shanghai) Co., Ltd. (“Fanlunke Shanghai”)	December 29, 2020	PRC	100%
Fintech Supply Chain Management (Ningbo) Co., Ltd. (“Fintech Ningbo”)	January 25, 2021	PRC	100%
Henan Fintech Digital Technology Co., Ltd. (“Henan Fintech”)	June 27, 2024	PRC	100%
Fanlun Ke Trading (Nanjing) Co., Ltd. (“Fanlunke Nanjing”)	December 12, 2024	PRC	100%
Fanlunke Trading (Chengdu) Co., Ltd. (“Fanlunke Chengdu”)	January 17, 2025	PRC	100%
Fanlunke New Retail (Chengdu) Co., Ltd. (“Fanlunke Retail”)	March 11, 2025	PRC	100%

Note 3 — ACQUISITIONS AND DISPOSALS (CONTINUED)

On December 23, 2025, the Company calculated a loss resulting from such disposal as follows:

As of December 23, 2025
USD
Assets
Cash and cash equivalents and restricted cash	15,986,591
Short term investments	7,706,050
Accounts receivable	35,246,811
Advance to suppliers, net	179,209,454
Inventories	7,905,656
Receivables from supply chain solutions	26,628,729
Prepaid expenses and other current assets	20,432,683
Property and equipment, net	298,677
Intangible assets, net	190,475
Equity investments	458,201
Goodwill	17,709,008
Deferred tax assets, net	419,940
Total assets	312,192,275

Liabilities
Short-term loans	6,189,528
Accounts payable	63,489,162
Accrued expenses and other current liabilities	22,726,831
Payables to supply chain solutions	2,116,672
Liabilities of financial guarantee	22,563
Advances from customers	17,500,339
Taxes payable	1,376,565
Due to related parties - current	297,075
Total liabilities	113,718,735
Total net assets of the Disposal Group	198,473,540
Less: Non-controlling interest of the Disposal Group	4,369,736
Net assets of the Disposal Group attributable to the Company’s shareholders	194,103,804
Add:Writes-off of net amounts due from disposed subsidiaries	21,653,052
Less:disposal proceeds	(50,000)
Loss on disposal before reclassification of cumulative foreign currency translation differences of the Disposal Group to profit or loss	(215,706,856)
Reclassification of cumulative foreign currency translation losses of the Disposal Group to profit or loss	(9,621,695)
Loss on disposal recognized in the Consolidated Statements of Operations and Comprehensive (Loss) Income	(225,328,551)

Note 3 — ACQUISITIONS AND DISPOSALS (CONTINUED)

The condensed cash flows of Disposal Group were as follows for the six months ended June 30, 2026 and 2025:

	Six months ended June 30,
	2026	2025
	USD	USD
Net cash used in operating activities	-	(31,327,402)
Net cash provide by investing activities	-	1,796,732
Net cash provide by financing activities	-	615,022

Reconciliation of the major classes of losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the six months ended June 30, 2026 and 2025 is as follows:

	Six months ended June 30,
	2026	2025
	USD	USD
Revenues	-	91,062,980
Cost of revenue	-	(80,905,016)
Gross profit	-	10,157,964
Operating costs:
Selling expenses	-	(943,354)
General and administrative expenses	-	(4,418,805)
Research and development expenses	-	(499,557)
Bad debt expense	-	(55,275,084)
Goodwill Impairment Loss	-	(17,373,793)
Interest and investment expenses	-	7,736
Other expenses, net	-	66,875
Net gain on sale of discontinued operations, net of applicable income tax	-	-
Loss (income) before income taxes from discontinued operations	-	(68,278,018)
Income tax expenses	-	(1,122,607)
Net income attributable to non-controlling interests	-	(3,277)
Net loss from discontinued operations	-	(69,403,902)

Note 4 — SHORT-TERM INVESTMENTS

The following table summarizes the Company’s short-term investments measured at fair value as of June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Money market funds, at cost	$152	$2,921
Equity securities, at cost	190,025	-
Gain from changes in fair value-Money market funds	-	9
Gain from changes in fair value-Equity securities	272,723	-
Total short-term investments	$462,900	$2,930

As of June 30, 2026, the cost of the money market funds and equity securities held by the Company was $152 and $190,025, respectively, with corresponding changes in fair value of nil and $272,723 during the six months then ended. As of December 31, 2025, the fair value of the Taikang Kaitai US Dollar Money Market Fund held by the Company was $2,930, resulting in investment income from changes in fair value of $9.

Note 5 — ACCOUNTS RECEIVABLE, NET

The accounts receivable consists of the following:

	June 30, 2026	December 31, 2025
Accounts receivable from services	$120,000	$1,580,000
Total	120,000	1,580,000
Less: allowance for credit losses	-	-
Accounts receivable, net	$120,000	$1,580,000

As of December 31, 2025, the Company had accounts receivable of $1,580,000, which was fully collected prior to June 30, 2026. As of June 30, 2026, the Company had accounts receivable of $120,000 arising from services rendered during the six months ended June 30, 2026.

Note 6 — OTHER RECEIVABLES

	June 30, 2026	December 31, 2025
Subscription receivable	$18,825,600	$-
Loans to third parties	10,066,059	2,000,000
Consideration receivable from Disposal of subsidiaries	-	50,000
Total other receivables	$28,891,659	$2,050,000

As of June 30, 2026, other receivables comprised subscription receivable of $18,825,600 and loans to third parties of $10,066,059.

The subscription receivable represents amounts due from shareholders for shares issued but not fully paid as of June 30, 2026. $6.1 million of the outstanding subscription receivable had been subsequently collected in August 2026. The remaining balance of $12.7 million is expected to be collected by the end of 2026.

Loans to third parties include: (i) loans to a third-party enterprise, which increased from $2.0 million at December 31, 2025 to $4.8 million at June 30, 2026, primarily attributable to additional funds advanced to support the borrower’s working capital needs, with a loan term of three years from the date of transfer and the interest rate of 2% per annum; (ii) loans of $5.3 million to another third-party enterprise for its working capital needs with the maturity date on August 18, 2029. All other receivables are unsecured. The Company is entitled to demand repayment of the loans to third parties at any time upon written notice.

Note 7 —INTANGIBLE ASSETS, NET

The following is a summary of intangible assets as of June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Customer base arise from acquisition of a subsidiary (Note 3)	$55,000	$55,000
Total intangible assets	55,000	55,000
Less: accumulated amortization	(6,417)	(917)
Intangible assets, net	$48,583	$54,083

Amortization expense was $5,500 for the six months ended June 30, 2026, and nil for the six months ended June 30, 2025.

Amortization expense for the next five years is as follows：

Amortization expense
2026	$5,500
2027	11,000
2028	11,000
2029	11,000
2030	10,083
TOTAL	48,583

Note 8 — INCOME TAXES

Taxes payable consisted of the following:

	June 30, 2026	December 31, 2025
Income tax payable	$99,397	$67,367
Total taxes payable	$99,397	$67,367

Income tax expenses are comprised of the following:

	For the Six Months Ended June 30,
	2026	2025
Current income tax expense	$32,031	$-
Total income tax expense	$32,031	$-

BVI

AIOS Tech Inc., formerly known as Nisun International Enterprise Development Group Co., Ltd, was incorporated in the BVI and is not subject to income taxes under the current laws of BVI.

Hong Kong

YD Network and Aquasource are the companies registered in Hong Kong and subject to a corporate income tax rate of 8.25% on the first HK$2 million of profits and the remaining profits will be taxed at 16.5% if revenue is generated in Hong Kong. HK$5,713,436 and nil profit before income tax was generated in Hong Kong for the six months ended June 30, 2026 and 2025.

PRC

Under the PRC EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. As the Company did not generate any taxable income in the PRC during the periods presented, no PRC enterprise income tax provision has been recorded.

Reconciliation between the provision for income taxes computed by applying the HK corporate income rate of 16.5% to net income before income taxes, and the actual provision for income taxes is as follows:

	Six months ended June 30, 2026	Six months ended June 30, 2025
	US$	US$
Income (loss) from continuing operations before income taxes	631,070	(589,890)
Income tax at the Hong Kong statutory tax rate of 16.5%	104,126	(97,332)
Less: Two-tiered tax concession (first HK$2m at 8.25%)	(21,088)	-
Effect of different tax rates of subsidiaries operating in other jurisdictions	16,359	97,332
Current income tax expense	99,397	-
Reverse the income tax over-accrued in 2025	(67,366)	-
Income tax expense	32,031	-

Note 9 — CONCENTRATION OF MAJOR CUSTOMERS

Substantially all of the Company’s revenue from services is derived from customers that are located primarily outside Mainland China, including Hong Kong. The Company has a concentration of its revenues from specific customers.

For the six months ended June 30,2026, two customers accounted for 55% and 23% of the Company’s total revenue from the services business. As of June 30,2026, two customers accounted for approximately 67% and 33% of the Company’s total accounts receivable balance.

For the six months ended June 30, 2025, one customer accounted for 100% of the Company’s total revenue from the services business. As of December 31, 2025, three customers accounted for approximately 38%, 37% and 25% of the Company’s total accounts receivable balance. For six months ended June 30, 2025, one customer accounted for 100% of the Company’s total revenue from the services business. As of December 31, 2025, three customers accounted for approximately 38%, 37% and 25% of the Company’s total accounts receivable balance.

Note 10 — SHAREHOLDERS’ EQUITY

On February 25, 2026, the Board of Directors approved an increase in the Company’s authorized share capital from 31,000,000 Common Shares divided into 30,000,000 Class A Common Shares and 1,000,000 Class B Common Shares, par value US$0.01 each (equivalent to 1,550,000 Common Shares divided into 1,500,000 Class A Common Shares and 50,000 Class B Common Shares, par value US$0.20 each, as adjusted for the 1-for-20 reverse share split effective April 27, 2026), to 10,000,000,000 Common Shares divided into 9,600,000,000 Class A Common Shares and 400,000,000 Class B Common Shares, par value US$0.01 each (equivalent to 500,000,000 Common Shares divided into 480,000,000 Class A Common Shares and 20,000,000 Class B Common Shares of a par value of US$0.2 each, as adjusted for the 1-for-20 reverse share split).

On March 26, 2026, the Board of Directors of the Company approved a 1-for-20 reverse split of the Company’s common shares with the effective date of April 27, 2026. Immediately upon the effectiveness of the Share Consolidation, the Company increased its authorized share capital from US$100,000,000 divided into 480,000,000 Class A Common Shares of a par value of US$0.2 and 20,000,000 Class B Common Shares of a par value of US$0.2 each, to US$2,000,000,000 divided into 9,600,000,000 Class A Common Shares of a par value of US$0.2 and 400,000,000 Class B Common Shares of a par value of US$0.2, of which 3,249,337 Class A common shares were issued and outstanding as of June 30, 2026. The financial statements give retroactive effect to this 1-for-20 Reverse Share Split.

On April 30, 2026, the Board of Directors of the Company approved a reduction of the par value of all of its issued and unissued shares from US$0.2 each to US$0.0001 each, so that after such reduction, the Company’s authorized share capital will be US$1,000,000 and the Company will be authorized to issue a maximum of 10,000,000,000 common shares divided into 9,600,000,000 Class A Common Shares of a nominal or par value of US$0.0001 each and 400,000,000 Class B Common Shares of a nominal or par value of US$0.0001 each, (the “Share Capital Reduction”). The Share Capital Reduction was filed with the Registry of Corporate Affairs of the British Virgin Islands on June 2, 2026.

Share incentive plan

Except as otherwise stated, all share counts and prices herein are retrospectively adjusted for the 1-for-20 reverse share split effective April 27, 2026.

In November 2022, the Compensation Committee and the Board of Directors approved and adopted the 2022 Equity Incentive Plan, or the 2022 Plan, which is substantially similar to the Company’s 2019 Plan.

On March 19, 2025 and April 7, 2025, the Board of Directors approved the grant of 5,000 and 8,000 shares of Class A Common Share, respectively, to two employees pursuant to the 2022 Share Incentive Plan, with an aggregate fair value of $1,558,200 based on the grant-date closing prices of $143 and $105.4, respectively. The incentive shares granted vested immediately upon grant.

On January 30, 2026, the Board of Directors approved the grant of 9,338 shares of Class A Common Share to two employees pursuant to the 2022 Share Incentive Plan, with an aggregate fair value of $190,473 based on the grant-date closing prices of $20.4. The incentive restricted shares granted vested immediately upon grant, with shares reissued from treasury shares.

Note 10 — SHAREHOLDERS’ EQUITY (CONTINUED)

Private placement

On February 13, 2026, the Company entered into a securities purchase agreement with certain investors for a private placement offering of 3,000,000 Class A common shares of par value US$0.2 per share at the subscription price of US$8.0 per Class A Common Share and warrants to purchase up to an aggregate of 6,000,000 Class A Common Shares (the “Warrants”).

The Warrants are exercisable in two equal tranches: warrants to purchase 3,000,000 Class A Common Shares are exercisable at a price equal to 200% of the Per Share Purchase Price, and Warrants to purchase the remaining 3,000,000 Class A Common Shares are exercisable at a price equal to 250% of the Per Share Purchase Price. The Warrants are exercisable on or after the ninety (90th) day following the closing date and will expire five (5) years after that date.

On March 6, 2026, all closing conditions under the Securities Purchase Agreement were satisfied, and the Private Placement was consummated. The Company issued the Class A common shares and warrants to the investors in accordance with the agreement, and gross proceeds from the share issuance were approximately US$24.0 million.

Note 11 — RELATED PARTY TRANSACTIONS

The table below sets forth major related parties of the Company and their relationships with the Company.

Entity or individual name	Relationship with the Company
Zhao Yun	Independent Director and Chairman of the Compensation Committee of the Company

(a)	The Company entered into the following related party transactions:

For the six months ended June 30, 2026 and for fiscal year ended December 31, 2025, the Company had no material related party transactions.

(b)	The Company had the following significant related party balances:

As of June 30, 2026, the Company had a due to related party balance of $12,083 owing to Zhao Yun.

Note 12 — COMMITMENTS AND CONTINGENCIES

COMMITMENTS

As of June 30, 2026, the Company had no non-cancelable operating leases.

CONTINGENCIES

The Company may be involved in various legal proceedings, claims and other disputes arising from commercial operations, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss for a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company was not aware of any litigation, lawsuits or claims as of June 30, 2026.

Note 13 — SEGMENT REPORTING

The Company uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews the operating profit or loss for each reporting unit when making decisions about allocating resources and assessing performance of the Group.

As of June 30, 2026, the Group managed its business as a single operating segment engaged in SME financing solutions and information technology services.

The following table shows the Group’s operations by business segment for the years ended June 30, 2025 and 2026.

	For the Six Months Ended June 30,
	2026	2025
REVENUES:
Revenue generated from services:
Small and Medium Enterprise financing solutions	$120,000	$-
Information Technology services	977,935	-
Total revenue	1,097,935	-
COST OF REVENUE:
Cost of revenue - services	(400,000)	-
GROSS PROFIT	697,935	-

OPERATING EXPENSES:
General and administrative expenses	(582,411)	(65,157)
Total operating expenses	(582,411)	(65,157)
INCOME (LOSS) FROM OPERATIONS	115,524	(65,157)

OTHER INCOME (EXPENSES):
Interest and investment income (expense)	160,907	(524,733)
Other income, net	354,639	-
Total other income (expense)	515,546	(524,733)

INCOME (LOSS) BEFORE INCOME TAXES FROM CONTINUING OPERATIONS	631,070	(589,890)

INCOME TAX EXPENSES	(32,031)	-

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	599,039	(589,890)

Note 14 — SUBSEQUENT EVENTS

Issuance of Class B common shares

On July 14, 2026, the Company issued 5,000,000 Class B common shares to Swift Prime Limited (“SPL”), pursuant to a share subscription agreement (the “Share Subscription Agreement”) dated June 26, 2026, between SPL and the Company. SPL is a company wholly owned by Mr. Guo Li, who serves as a director and Co-Chief Executive Officer of the Company.

Under the Share Subscription Agreement, SPL subscribed for 5,000,000 Class B common shares at a price of US$0.0001 per share, which equals the par value of the Class B common shares, for an aggregate consideration of US$500. Following the Class B Variation approved at the extraordinary general meeting held on May 29, 2026, each Class B common share carries one hundred votes and is convertible into one Class A common share at the election of the holder, and all Class B common shares will be automatically converted into Class A common shares if the holder beneficially owns fewer than 38,892 Class B common shares. The consideration is due within ten days following the closing date. SPL has voluntarily agreed that, for a period of five years from the date of issuance, the Class B common shares may not be transferred, sold, or otherwise disposed of without the prior approval of the Company’s Board of Directors.

Upon completion of the issuance, Mr. Guo Li, through SPL, beneficially owns approximately 60.6% of the Company’s outstanding common shares, representing approximately 99.4% of the aggregate voting power of the Company.

The entry into the Share Subscription Agreement and the issuance of shares thereunder constitute a related party transaction. The terms of the agreement were reviewed and approved by the audit committee and the Board of Directors of the Company, with all interested parties recusing themselves from deliberation and voting.

The Company has evaluated subsequent events from the balance sheet date through the date the financial statements are issued, and determined that there have been no other events or transactions occurring during this reporting period that would require recognition or disclosure in the financial statements, other than those disclosed herein.